Exhibit 99.1

ROBUST Q1 PERFORMANCE BY CORE MINES

SETS BARRICK ON COURSE

FOR ANNUAL TARGET

All amounts expressed in US dollars

Toronto, May 5, 2021 — Barrick Gold Corporation (NYSE:GOLD)(TSX:ABX) today reported its results for the first quarter of 2021, noting that with gold and copper production on plan, it was well positioned to achieve its annual guidance.

Production in the latter half of the year is expected to be higher than the first, mainly due to mine sequencing at Nevada Gold Mines, the commissioning of the new leach pad facility at Veladero in Argentina, the ramp-up of underground mining at Bulyanhulu and higher anticipated grades at Lumwana in Zambia.

Barrick’s Tier One[1] gold mines all delivered strong financial performances in Q1 while revenue from its copper mines rose by 31% due to higher copper prices. Net cash[2] increased by $0.5 billion despite an advanced tax payment to the state of Nevada on the back of operating cash flow of $1.3 billion and free cash flow[3] of $0.8 billion.

The company announced a 9 cents per share quarterly dividend, which will be topped up by a three-tranche return of capital distribution totaling $750 million through the course of the year. This would take the per share yield based on yesterday’s closing share price to 3.5% for 2021.[4,5]

CONTINUED ON PAGE 3	* Quarter on quarter ** Distribution per share amount is based on issued and outstanding shares as of March 31, 2021, and is subject to change

Key Performance Indicators

Financial and Operating Highlights

Financial Results	Q1 2021	Q4 2020	Q1 2020

Realized gold price[7,8] ($ per ounce)	1,777	1,871	1,589
Net earnings[9] ($ millions)	538	685	400
Adjusted net earnings[6] ($ millions)	507	616	285
Net cash provided by operating activities ($ millions)	1,302	1,638	889
Free cash flow[3] ($ millions)	763	1,092	438
Net earnings per share ($)	0.30	0.39	0.22
Adjusted net earnings per share[6] ($)	0.29	0.35	0.16
Attributable capital expenditures[10] ($ millions)	424	445	364
Debt, net of cash ($ millions)	(519)	(33)	1,852
Operating Results Gold	Q1 2021	Q4 2020	Q1 2020

Production[8] (000s of ounces)	1,101	1,206	1,250
Cost of sales (Barrick’s share)[8,11] ($ per ounce)	1,073	1,065	1,020
Total cash costs[8,12] ($ per ounce)	716	692	692
All-in sustaining costs[8,12] ($ per ounce)	1,018	929	954
Copper

Production[8] (millions of pounds)	93	119	115
Cost of sales (Barrick’s share)[8,13] ($ per pound)	2.11	2.06	1.96
C1 cash costs[8,14] ($ per pound)	1.60	1.61	1.55
All-in sustaining costs[8,14] ($ per pound)	2.26	2.42	2.04

Q1 2021 Results Presentation

President and CEO Mark Bristow will host an interactive webinar on the results at 11:00 EDT / 15:00 UTC. The presentation will be linked to the webinar and conference call. Participants will be able to ask questions.

Go to the webinar

US and Canada (toll-free) 1 800 319 4610

UK (toll-free) 0808 101 2791

International (toll) +1 416 915 3239

The Q1 2021 presentation materials will be available on Barrick’s website at www.barrick.com and the webinar will remain on the website for later viewing.

◾	Solid start to the 2021 year puts Barrick on track to achieve production targets

◾	Strong financial results from Tier One assets with leading margins

◾	Copper revenues increased 31% compared to the prior quarter due to stronger copper prices driving solid profitability with disciplined cost control

◾	Net cash[2] increased by $0.5 billion even after advance tax payment in Nevada

◾	Operating cash flow of $1.3 billion and free cash flow[3] of $0.8 billion

◾	Net earnings per share of 30 cents and adjusted net earnings per share[6] of 29 cents

◾	Framework agreement in PNG puts Porgera on track to resume operations

◾	Sustainability Report highlights improvements against most ESG metrics

◾	Exploration delivers exciting drill results from multiple targets

◾	Donlin approves 2021 follow-up drill program after successful 2020 results

◾	Turquoise Ridge Third Shaft sinking reaches final station

◾	Goldrush exploration development intersects first ore, in line with guidance

◾	First $250 million ($0.14 per share) return of capital distribution[15] announced in addition to a $0.09 quarterly dividend

BARRICK FIRST QUARTER 2021	2	PRESS RELEASE

CONTINUED FROM PAGE 1

Major growth projects advanced during the quarter include the plant and tailings expansion of the Tier One Pueblo Viejo mine in the Dominican Republic, the third shaft at Turquoise Ridge in Nevada and Goldrush exploration development, also in Nevada, which has intersected first ore.

President and chief executive Mark Bristow said Barrick’s intensified focus on exploration was paying dividends, with exciting brownfields and generative results from multiple targets across the group. Kibali in the Democratic Republic of Congo was on course to replace reserves depleted by mining for the third successive year and there were also particularly encouraging results from Nevada, Loulo-Gounkoto in Mali, PV in Dominican Republic and Jabal Sayid in Saudi Arabia.

Bristow said, “As detailed in Barrick’s recently published Sustainability Report for 2020, the company has improved its ESG performance against virtually all metrics. It has increased its 2030 emissions reduction target from 10% to 30%, with the ultimate aim of achieving net zero emissions by 2050.

“When we announced the merger between Barrick and Randgold back in September 2018, we said that its rationale was to combine the industry’s best assets with its best managers to build the most valued gold business. Our management team’s record speaks for itself, and as far as assets are concerned, Barrick majority-owns and operates five of the world’s 10 largest gold mines16, with a sixth in the form of Turquoise Ridge waiting in the wings. Each of our core mines has a high-confidence 10-year plan in place — and those are plans, not forecasts, which we plan to grow,” he said.

“The rise in the gold price has prompted a resurgence of the short-termism which has plagued the market, with some investors focusing on short-term gains rather than sustainable growth. But Barrick is building a business for the long term and our focus remains firmly on the future and on the creation and delivery of long-term value to our shareholders and all our other stakeholders.”

BARRICK ANNOUNCES FIRST $250 MILLION RETURN OF CAPITAL TRANCHE AND QUARTERLY DIVIDEND

Barrick today announced that the first $250 million ($0.14 per share)15 tranche of a return of capital distribution totaling $750 million will be paid on June 15, 2021 to shareholders of record at the close of business on May 28, 2021.

In addition, Barrick announced that its Board of Directors has declared a dividend for the first quarter of 2021 of $0.09 per share, which will also be paid on June 15, 2021 to shareholders of record at the close of business on May 28, 20214.

This follows the approval by shareholders at Barrick’s Annual and Special Meeting on May 4, 2021 of the total $750 million return of capital distribution. The remaining distribution of $500 million is expected to be effected in two equal tranches to shareholders of record on dates to be determined in August and November 2021.

Senior executive vice-president and chief financial officer Graham Shuttleworth said that the return of capital distribution and quarterly dividend demonstrates Barrick’s commitment to shareholder returns in line with the strategy outlined at the time of the Randgold merger in September 2018. Since that time dividends have tripled, and together with this capital distribution, establishes one of the industry’s leading returns for shareholders in 2021.

“Based on the current number of outstanding shares, the distribution of this first tranche represents approximately 14 cents per share15, with the three tranches to be distributed during 2021 representing approximately 42 cents per share in total15. In addition to the current quarterly dividend of 9 cents per share, these distributions are providing Barrick’s shareholders with a significantly enhanced return in 2021,” said Shuttleworth.

BARRICK FIRST QUARTER 2021	3	PRESS RELEASE

INTEGRATION OF EXPLORATION, MINERAL RESOURCE MANAGEMENT AND PLANNING UNLOCKS VALUE

Built on its core strategy of continuing exploration success, Barrick’s 10-year plan has been bolstered further by significant advances in resource replacement and prospect development during the first quarter of the year.

Mineral resource management and evaluation executive, Rodney Quick, says the post-merger focus on orebody knowledge across all operating functions, a greatly improved understanding of geological frameworks and the application of leading-edge technologies are identifying and unlocking opportunities for expanding existing asset bases as well as for new discoveries. These factors are effectively combined under Barrick’s unique approach to integrated exploration, mineral resource management and planning.

Better understanding of the orebodies has required a great deal of work at the Nevada Gold Mines (NGM) joint venture and this is now beginning to pay off. Drilling programs are currently under way at all priority targets, including Leeville, Sphinx, Carlin Basin and Pipeline-Robertson. Leeville is yielding robust high-grade results and newly identified controls are opening up peripheral targets. At Robertson, step-out drilling suggests considerable near-surface upside and the potential for additional discoveries. Exploration declines at Goldrush, now in ore, are continuing to test extensions.

During the past quarter, notable advances were also made at Loulo-Gounkoto, Kibali and Jabal Sayid.

In the greater Loulo district, new styles of mineralization have been found in Senegal, a potential discovery is emerging at Yalea Ridge and there are exciting drill intercepts beneath the Loulo 1 orebody. There are also at least three major structures immediately south of Gounkoto with extensive anomalism pointing to a potentially significant orebody nearby.

At Kibali, Kalimva is showing some very promising results and a recent reinterpretation of the geological framework has highlighted an area with many structural similarities to the world-class KCD orebody immediately to the east.

At Jabal Sayid, a wide and high-grade intercept well outside the known orebody, points to potentially significant mine life extensions.

On the new discoveries front, generative and grassroots exploration is building a pipeline of targets across all regions, with a particular focus on Latin America, says Rob Krcmarov, Barrick’s exploration and growth executive.

“There’s a high turnover of projects being evaluated, with the emphasis on geological models and prospectivity. The Zambrana target along strike from Pueblo Viejo is returning encouraging results and at Veladero, drilling at Lama East appears to have intersected strong near surface mineralisation, confirming the potential of the unexplored region between Veladero and Lama. Drilling is continuing to refine our understanding of the controls on mineralization at Alturas-Del Carmen and Pascua-Lama,” he says.

Barrick also continues to review new business opportunities, capable of meeting its investment criteria, outside its existing portfolio.

BIODIVERSITY ACTION PLANS PROTECT ECOSYSTEMS,

PROMOTE CONSERVATION AROUND BARRICK MINES

Barrick has implemented biodiversity action plans at all its operational sites to manage their impact on sensitive ecosystems as well as to support conservation efforts in the wilderness areas around some of its mines.

In its latest conservation initiative, Barrick has entered into an agreement with the government of Mali to assume responsibility for the rehabilitation of the neglected Fina Reserve. Classified as a biosphere reserve by UNESCO in 1982, Fina has since suffered from under-investment and mismanagement.

Under the agreement, the company will invest $5 million in Fina over the next five years to establish anti-poaching programs, rehabilitate the lands and forests as well as reintroduce lost animal species. In line with Barrick’s partnership philosophy, it has established a board of governors which includes prominent Malian businesspeople

BARRICK FIRST QUARTER 2021	4	PRESS RELEASE

and representatives of Africa Parks. The expert NGO, Bios, has been appointed to manage the park and an introductory meeting has been held with local communities.

“Our ultimate aim is to transform Fina into an internationally recognized national park for Mali,” says group sustainability executive Grant Beringer.

In the Democratic Republic of Congo, Barrick already supports the Garamba National Park, one of Africa’s oldest and a UNESCO World Heritage Site. Garamba is home to the DRC’s largest elephant population as well as the critically endangered Kordofan giraffe. The company provides elephant tracking collars, fuel for observation and anti-poaching aircraft as well as funding the improvement of roads, bridges and other infrastructure. Since the program began in September 2019, not a single incident of elephant poaching has been recorded. The next step will be the reintroduction of white rhino and giant eland to the park.

The recent collaring of an elephant in Garamba National Park in the DRC. Since 2014, the Kibali mine has partnered with the park to promote conservation and combat poaching.

ESG IN ACTION: TANZANIA SHOWS THE WAY

When Barrick took over operational control of its Tanzanian assets under two years ago, it faced daunting challenges: a government that was actively hostile to the mining industry in general and the former operator in particular; serious environmental issues which had halted production at North Mara; long-standing land disputes; allegations of human rights abuses; and a non-existent social licence to operate.

Since then, Barrick has formed a pioneering partnership with the government, through which they will share the economic benefits generated by the mines. These have not only been brought back into production but have been set on course to potentially become another Tier One complex for the company. Barrick has settled the land disputes and resolved other grievances and is dealing with historical human rights accusations in an open and transparent way.

Barrick has an absolute and unwavering commitment to minimizing the environmental impact of its operations, and its first priority was to fix the Tailings Storage Facility (TSF) and the water management situation at North Mara, says Grant Beringer, group sustainability executive.

The company will invest $65 million in water management initiatives, which has included an upgrade of the water treatment plant, increasing its capacity 16-fold, and has drained the excess water from the TSF, bringing it back to within its permit levels. The next big project is a brine plant, the first of its kind in African mining, which will reduce the volume of salts and increase their concentration to allow for safe storage in the TSF. This plant is scheduled for commissioning in the third quarter of this year.

Community development committees have been established at the mines, and through consultation with these and the authorities, Barrick reached agreement on land compensation rates. To date, almost all the compensation has been paid in a process overseen by the government, the local authorities and the affected communities.

Barrick has worked with independent specialists Avanzar to update its human rights policies, standards and procedures, and to develop human rights workshops for managers and supervisors, the first of which was held in January of this year. Avanzar has also conducted a human rights impact assessment.

The international security provider has been replaced by a local company with close community ties, the mines’ relationship with the police has been reviewed to establish clear boundaries, and arms and ammunition are no longer stored on site.

“While there is still a lot of work to be done, we are encouraged by the progress we have made in establishing Barrick’s social licence to operate in Tanzania and in transforming moribund mines into a valuable addition to our global portfolio. The fact that ESG is so deeply ingrained in Barrick meant that we did not have to invent a strategy for dealing with Tanzania — we simply applied our existing principles and procedures,” he says.

BARRICK FIRST QUARTER 2021	5	PRESS RELEASE

NEVADA GOLD MINES:

WORLD CLASS ASSETS AND A GREAT FUTURE

Nevada Gold Mines, the joint venture formed in July 2019 by industry leaders Barrick and Newmont, is maturing rapidly, with a high-confidence 10-year plan in place and the focus shifting to a 15-year plan. The world’s largest gold mining complex, NGM is majority-owned and operated by Barrick.

Mineral Resource Manager for North America, Grigore Simon, says rapid progress in improving orebody knowledge has opened up resource growth and exploration opportunities, notably at North Leeville, Ren, Robertson, Turquoise Ridge and Carlin. The integrated leadership team has also continued to realize the value-creating synergies presented by the joint venture through reallocating resources between mine sites, and sharing skills and equipment to maximize returns.

At the same time, NGM has been reinforcing its social licence to operate by building strong relationships with its local communities, the counties, the state and the federal agencies. Community support initiatives include the Elko broadband project, which will bring reliable high-speed internet services to an area with some of the lowest connectivity in the USA. Another is the I-80 Fund. Originally established to provide relief to small businesses impacted by Covid-19, it has since evolved into a rural development fund to stimulate economic growth in Northern Nevada. NGM’s Heritage Fund matches employee and company contributions to fund essential programs and services prioritized by employees.

To ensure that community needs are being met, advisory groups consisting of local stakeholders have been formed to nominate development projects for investment by NGM.

“These community development committees provide a forum for two-way engagement between stakeholders and NGM, and to forge mutually beneficial partnerships working together to build long-term economic sustainability in these regions,” says Alissa Wood, head of communities and corporate affairs.

NGM has a strong track record in environmental remediation and reclamation, and is a committed custodian of Nevada’s unique lands, waters, flora and fauna. In support of the state’s carbon-reduction objectives, NGM is converting its TS coal power plant to a dual fuel process which will enable it to generate power from natural gas. The conversion will allow NGM to eliminate 563,000 tonnes of carbon dioxide equivalent emissions per year. Its clean energy strategy also includes the installation of over 200MW of solar power. Together, these have the potential to reduce NGM’s emissions by 20% by 2025 — the equivalent of taking around 150,000 cars off the road.

NGM is currently gearing up for its first virtual investor site visit and information day, which will take place on May 25, 2021.

PARTNERSHIP AND PERSEVERANCE PAY OFF

AT PORGERA

The Porgera gold mine is set to resume operations later this year after the Papua New Guinea (PNG) government and Barrick Niugini Limited (BNL) agreed on a partnership for its future ownership and operation.

Porgera has been on care and maintenance since April 2020 when the government declined to renew its special mining lease.

Under the terms of a binding framework agreement, ownership of Porgera will be held by a new joint venture owned 51% by PNG stakeholders and 49% by BNL. BNL remains the operator of the mine and will provide the capital required to restart it. PNG and BNL will share the economic benefits created by Porgera on a 53/47% basis over the life of mine.

Barrick president and chief executive Mark Bristow said the agreement was the product of a long and intense negotiation process which eventually delivered a fair outcome for both parties.

“We intend to partner with all key stakeholders to make Porgera a world-class long-life gold mine,” he said.

The parties are currently working towards the signing of definitive agreements, at which time full work on restarting the mine will commence.

BARRICK FIRST QUARTER 2021	6	PRESS RELEASE

PUEBLO VIEJO MAINTAINS MAJOR CONTRIBUTION

TO DOMINICAN ECONOMY

Pueblo Viejo paid $228 million in direct cash taxes and royalties in the first four months of this year, bringing its total tax and royalty payments to the government to more than $2.6 billion since production started in 2013.

The mine’s shareholders have received none of these cash distributions and are still recovering $1.2 billion from its initial investment of $3.5 billion. It is estimated that over the current life of the mine, from 2013 to an expected 2043, its total economic benefit will be in excess of $16 billion, of which the government will get 55% and the mine’s shareholders receive 45%.

Pueblo Viejo accounts for an average of 19% of the Dominican Republic’s annual corporate tax revenue, and in 2020 was responsible for 37% of the country’s total exports.

Last year it also contributed $346 million to the economy in the form of purchases from local suppliers and contractors.

Pueblo Viejo president Juana Barcelo says the mine’s expansion project will enable it to continue its social and economic contributions towards the development of the Dominican Republic for many years to come. Without this project, however, it would have to stop mining this year and the benefits to the Dominican economy, the State treasury as well as the employees, business partners and communities around the mine would cease.

Pueblo Viejo	Kibali

KIBALI MAKES STRONG START TO 2021,

CONTINUES TO REDUCE CARBON FOOTPRINT

The Barrick operated Kibali mine in the DRC produced 191,612 ounces of gold17 in the first quarter of 2021, keeping it on plan and on track to achieve its full year target, president and chief executive Mark Bristow told local media and stakeholders at a recent briefing in Kinshasa.

The mine’s underground operation again drove production and continuing improvements in the plant’s throughput and recovery rates also contributed to Kibali’s on-plan delivery. Efficiency improvement projects completed during the quarter, including an upgrade of the hoisting infrastructure, are expected to boost its performance further.

Power generation costs benefitted during the quarter from higher river levels as the mine’s three hydropower plants supplied the bulk of its energy requirements. The power grid was further enhanced by the installation of a 9MW battery support system. The new system will also decrease the need for diesel-generated backup, in line with the mine’s strategy of reducing its carbon footprint.

Strict adherence to Covid-19 prevention protocols largely shielded the mine from the impact of the pandemic’s second wave.

Looking ahead, Kibali continues to replace resources and secure further open pit opportunities to balance its underground mine, and to replace reserves and add flexibility to the operation in support of its robust 10-year plan.

Kibali maintained its investment in community development, among other things by advancing the Kibali-built Durba concrete road by 1.5km. The provision of additional potable water sources to the surrounding villages was also extended. During Q1, the mine launched an innovative campaign to stimulate the Durba economy by issuing local shopping vouchers to employees.

Bristow said that Kibali continued to support the DRC’s Garamba National Park, one of the oldest in Africa and a UNESCO World Heritage Site, and that there had not been a single instance of elephant poaching during 2020. The support program includes tracking collars for elephants, fuel for tracker aircraft and infrastructure improvements. A plan to reintroduce white rhino and giant eland to the park is the next big undertaking.

“We look forward to working closely with His Excellency President Felix Tshisekedi and his new coalition government in further strengthening our partnership with the DRC and to resolve certain outstanding issues around the mining code and the repatriation of cash,” Bristow said. Since the development of Kibali started in 2010, it has contributed $3.5 billion to the DRC’s economy.

BARRICK FIRST QUARTER 2021	7	PRESS RELEASE

LOULO-GOUNKOTO’S THIRD UNDERGROUND MINE

ON TRACK TO START PRODUCTION

Barrick’s giant Loulo-Gounkoto gold complex’s third underground mine has reached its first mining level and is scheduled to start delivering ore tonnes to the plant during the second quarter, president and chief executive Mark Bristow told a media briefing in Bamako recently.

At the same time, a prefeasibility study has started on two more mines on the Loulo permit: an underground operation at Loulo 3 and a large open pit at Yalea South. These, Bristow said, would add mining sources and improve feed flexibility, providing further support for the complex’s robust 10-year plan. Meanwhile exploration programs designed to replace depleted reserves are continuing to deliver good results.

The complex produced 193,014 ounces of gold in Q1 and is on track to achieve its full-year guidance of 640,000 to 700,000 ounces17. Given its strong performance and the relatively high gold price, the joint venture board paid a combined dividend for the Loulo-Gounkoto complex of $80 million in the quarter.

Covid-19 testing and care capacities were upgraded during the quarter through the acquisition of new equipment and the complex has been largely unaffected by the third wave of the pandemic.

Bristow said the complex was continuing to invest in the development of the local community. One of its latest initiatives is the Accelerator program, which trains smaller suppliers and service providers in all aspects of business to enable them to grow and diversify. In addition, they are mentored by some of Loulo-Gounkoto’s larger, long-established suppliers and contractors. Since the program was introduced eight months ago, 63% of the participants have diversified their revenue streams and 80% now have five-year growth plans and long-term goals.

“Loulo-Gounkoto remains a pillar of the Malian economy as well as a driver of local economic development. Over the past 24 years, Barrick and its legacy company Randgold Resources have contributed $7.7 billion to the economy, of which $3 billion went to the state in the form of dividends, taxes and royalties. Our long partnership with the country and its people is a testament to how mutually beneficial a relationship of this kind can be,” Bristow said.

BARRICK FIRST QUARTER 2021	8	PRESS RELEASE

Appendix 1

2021 Operating and Capital Expenditure Guidance

GOLD PRODUCTION AND COSTS
	2021 forecast attributable production (000s oz)	2021 forecast cost of sales[11] ($/oz)	2021 forecast total cash costs[12] ($/oz)	2021 forecast all-in sustaining costs[12] ($/ oz)

Carlin (61.5%)[18]	940 - 1,000	920 - 970	740 - 790	1,050 - 1,100

Cortez (61.5%)[19]	500 - 550	1,000 - 1,050	700 - 750	940 - 990

Turquoise Ridge (61.5%)	390 - 440	950 - 1,000	620 - 670	810 - 860

Phoenix (61.5%)	100 - 120	1,800 - 1,850	725 - 775	970 - 1,020

Long Canyon (61.5%)	140 - 160	800 - 850	180 - 230	240 - 290

Nevada Gold Mines (61.5%)	2,100 - 2,250	980 - 1,030	660 - 710	910 - 960

Hemlo	200 - 220	1,200 - 1,250	950 - 1,000	1,280 - 1,330

North America	2,300 - 2,450	990 - 1,040	690 - 740	940 - 990

Pueblo Viejo (60%)	470 - 510	880 - 930	520 - 570	760 - 810

Veladero (50%)	130 - 150	1,510 - 1,560	820 - 870	1,720 - 1,770

Porgera (47.5%)[20]	—	—	—	—

Latin America & Asia Pacific	600 - 660	1,050 - 1,100	600 - 650	1,000 - 1,050

Loulo-Gounkoto (80%)	510 - 560	980 - 1,030	630 - 680	930 - 980

Kibali (45%)	350 - 380	990 - 1,040	590 - 640	800 - 850

North Mara (84%)	240 - 270	970 - 1,020	740 - 790	960 - 1,010

Tongon (89.7%)	180 - 200	1,470 - 1,520	1,000 - 1,050	1,140 - 1,190

Bulyanhulu (84%)	170 - 200	980 - 1,030	580 - 630	810 - 860

Buzwagi (84%)	30 - 40	1,360 - 1,410	1,250 - 1,300	1,230 - 1,280

Africa & Middle East	1,500 - 1,600	1,050 - 1,100	690 - 740	920 - 970

Total Attributable to Barrick[21,22,23]	4,400 - 4,700	1,020 - 1,070	680 - 730	970 - 1,020

COPPER PRODUCTION AND COSTS
	2021 forecast attributable production (Mlbs)	2021 forecast cost of sales[13] ($/lb)	2021 forecast C1 cash costs[14] ($/lb)	2021 forecast all-in sustaining costs[14] ($/lb)

Lumwana	250 - 280	1.85 - 2.05	1.45 - 1.65	2.25 - 2.45

Zaldívar (50%)	90 - 110	2.30 - 2.50	1.65 - 1.85	1.90 - 2.10

Jabal Sayid (50%)	70 - 80	1.40 - 1.60	1.10 - 1.30	1.30 - 1.50
Total Attributable to Barrick[22]	410 - 460	1.90 - 2.10	1.40 - 1.60	2.00 - 2.20

ATTRIBUTABLE CAPITAL EXPENDITURES
($ millions)
Attributable minesite sustaining	1,250 - 1,450

Attributable project	550 - 650
Total attributable capital expenditures	1,800 - 2,100

2021 OUTLOOK ASSUMPTIONS AND ECONOMIC SENSITIVITY ANALYSIS24

	2021 Guidance Assumption	Hypothetical Change	Impact on EBITDA[25] (millions)	Impact on TCC/C1 Cash Costs and AISC[12,14]
Gold price sensitivity	$1,700/oz	+/- $100/oz	+/- $620	+/-$4/oz

Copper price sensitivity	$2.75/lb	+/- $0.25/lb	+/- $60	+/- $0.01/lb

BARRICK FIRST QUARTER 2021	9	PRESS RELEASE

Appendix 2

Production and Cost Summary - Gold

	For the three months ended
	3/31/21	12/31/20	% Change	3/31/20	% Change

Nevada Gold Mines LLC (61.5%)[a]

Gold produced (000s oz attributable basis)	485	546	(11)%	526	(8)%

Gold produced (000s oz 100% basis)	789	885	(11)%	855	(8)%

Cost of sales ($/oz)	1,047	1,008	4%	995	5%

Total cash costs ($/oz)[b]	686	667	3%	690	(1)%

All-in sustaining costs ($/oz)[b]	932	873	7%	952	(2)%

Carlin (61.5%)[c]

Gold produced (000s oz attributable basis)	229	260	(12)%	253	(9)%

Gold produced (000s oz 100% basis)	373	422	(12)%	411	(9)%

Cost of sales ($/oz)	950	917	4%	970	(2)%

Total cash costs ($/oz)[b]	766	740	4%	776	(1)%

All-in sustaining costs ($/oz)[b]	1,045	1,005	4%	1,007	4%

Cortez (61.5%)[d]

Gold produced (000s oz attributable basis)	100	118	(15)%	128	(22)%

Gold produced (000s oz 100% basis)	163	191	(15)%	208	(22)%

Cost of sales ($/oz)	1,251	1,043	20%	878	42%

Total cash costs ($/oz)[b]	860	738	17%	614	40%

All-in sustaining costs ($/oz)[b]	1,203	906	33%	1,009	19%

Turquoise Ridge (61.5%)

Gold produced (000s oz attributable basis)	92	91	1%	84	9%

Gold produced (000s oz 100% basis)	149	147	1%	137	9%

Cost of sales ($/oz)	1,007	1,064	(5)%	1,032	(2)%

Total cash costs ($/oz)[b]	647	687	(6)%	668	(3)%

All-in sustaining costs ($/oz)[b]	741	757	(2)%	806	(8)%

Phoenix (61.5%)

Gold produced (000s oz attributable basis)	25	26	(3)%	35	(28)%

Gold produced (000s oz 100% basis)	41	42	(3)%	57	(28)%

Cost of sales ($/oz)	2,051	2,054	— %	1,583	30%

Total cash costs ($/oz)[b]	346	590	(41)%	737	(53)%

All-in sustaining costs ($/oz)[b]	530	670	(21)%	914	(42)%

Long Canyon (61.5%)

Gold produced (000s oz attributable basis)	39	51	(24)%	26	50%

Gold produced (000s oz 100% basis)	63	83	(24)%	42	50%

Cost of sales ($/oz)	511	674	(24)%	1,025	(50)%

Total cash costs ($/oz)[b]	79	145	(46)%	345	(77)%

All-in sustaining costs ($/oz)[b]	156	324	(52)%	561	(72)%

Pueblo Viejo (60%)

Gold produced (000s oz attributable basis)	137	159	(14)%	143	(4)%

Gold produced (000s oz 100% basis)	229	265	(14)%	238	(4)%

Cost of sales ($/oz)	816	803	2%	767	6%

Total cash costs ($/oz)[b]	507	493	3%	502	1%

All-in sustaining costs ($/oz)[b]	689	689	— %	626	10%

BARRICK FIRST QUARTER 2021	10	PRESS RELEASE

Production and Cost Summary - Gold (continued)

	For the three months ended

	3/31/21	12/31/20	% Change	3/31/20	% Change

Loulo-Gounkoto (80%)

Gold produced (000s oz attributable basis)	154	123	26%	141	9%

Gold produced (000s oz 100% basis)	193	153	26%	177	9%

Cost of sales ($/oz)	974	1,149	(15)%	1,002	(3)%

Total cash costs ($/oz)[b]	608	734	(17)%	614	(1)%

All-in sustaining costs ($/oz)[b]	920	923	— %	891	3%

Kibali (45%)

Gold produced (000s oz attributable basis)	86	92	(6)%	91	(5)%

Gold produced (000s oz 100% basis)	192	205	(6)%	201	(5)%

Cost of sales ($/oz)	1,065	1,163	(8)%	1,045	2%

Total cash costs ($/oz)[b]	691	616	12%	582	19%

All-in sustaining costs ($/oz)[b]	856	783	9%	773	11%

Veladero (50%)

Gold produced (000s oz attributable basis)	32	58	(45)%	75	(57)%

Gold produced (000s oz 100% basis)	64	116	(45)%	150	(57)%

Cost of sales ($/oz)	1,151	1,074	7%	1,182	(3)%

Total cash costs ($/oz)[b]	736	698	5%	788	(7)%

All-in sustaining costs ($/oz)[b]	2,104	1,428	47%	1,266	66%

Porgera (47.5%)[e]

Gold produced (000s oz attributable basis)	—	—		62	(100)%

Gold produced (000s oz 100% basis)	—	—		131	(100)%

Cost of sales ($/oz)	—	—		1,097	(100)%

Total cash costs ($/oz)[b]	—	—		941	(100)%

All-in sustaining costs ($/oz)[b]	—	—		1,089	(100)%

Tongon (89.7%)

Gold produced (000s oz attributable basis)	48	66	(26)%	61	(21)%

Gold produced (000s oz 100% basis)	54	73	(26)%	68	(21)%

Cost of sales ($/oz)	1,510	1,371	10%	1,368	10%

Total cash costs ($/oz)[b]	995	810	23%	762	31%

All-in sustaining costs ($/oz)[b]	1,062	853	25%	788	35%

Hemlo

Gold produced (000s oz)	47	57	(18)%	57	(18)%

Cost of sales ($/oz)	1,610	1,379	17%	1,119	44%

Total cash costs ($/oz)[b]	1,324	1,104	20%	945	40%

All-in sustaining costs ($/oz)[b]	1,840	1,464	26%	1,281	44%

North Mara (84%)

Gold produced (000s oz attributable basis)	62	61	1%	65	(4)%

Gold produced (000s oz 100% basis)	74	73	1%	77	(4)%

Cost of sales ($/oz)	1,061	1,073	(1)%	959	11%

Total cash costs ($/oz)[b]	832	799	4%	646	29%

All-in sustaining costs ($/oz)[b]	1,038	989	5%	816	27%

BARRICK FIRST QUARTER 2021	11	PRESS RELEASE

Production and Cost Summary - Gold (continued)

	For the three months ended

	3/31/21	12/31/20	% Change	3/31/20	% Change

Buzwagi (84%)

Gold produced (000s oz attributable basis)	17	21	(20)%	22	(25)%

Gold produced (000s oz 100% basis)	20	25	(20)%	27	(25)%

Cost of sales ($/oz)	1,486	1,314	13%	1,373	8%

Total cash costs ($/oz)[b]	1,450	1,267	14%	1,275	14%

All-in sustaining costs ($/oz)[b]	1,467	1,283	14%	1,288	14%

Bulyanhulu (84%)

Gold produced (000s oz attributable basis)	33	23	44%	7	352%

Gold produced (000s oz 100% basis)	39	27	44%	9	352%

Cost of sales ($/oz)	1,211	1,181	3%	1,685	(28)%

Total cash costs ($/oz)[b]	865	610	42%	686	26%

All-in sustaining costs ($/oz)[b]	957	664	44%	906	6%

Total Attributable to Barrick[f]

Gold produced (000s oz)	1,101	1,206	(9)%	1,250	(12)%

Cost of sales ($/oz)[g]	1,073	1,065	1%	1,020	5%

Total cash costs ($/oz)[b]	716	692	3%	692	3%

All-in sustaining costs ($/oz)[b]	1,018	929	10%	954	7%

a.	These results represent our 61.5% interest in Carlin (including NGM’s 60% interest in South Arturo), Cortez, Turquoise Ridge, Phoenix and Long Canyon.

b.

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the press release to the most directly comparable IFRS measure, please see the endnotes to this press release.

c.	Included within our 61.5% interest in Carlin is NGM’s 60% interest in South Arturo.

d.	Starting in the first quarter of 2021, Goldrush is reported as part of Cortez as it is operated by Cortez management. Comparative periods have been restated to include Goldrush.

e.	As Porgera was placed on care and maintenance on April 25, 2020, no operating data or per ounce data is provided.

f.	Excludes Pierina, Lagunas Norte, Golden Sunlight, and Morila (40%) up until its divestiture in November 2020, as these assets are producing incidental ounces while in closure or care and maintenance.

g.

Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share).

BARRICK FIRST QUARTER 2021	12	PRESS RELEASE

Production and Cost Summary - Copper

	For the three months ended
	3/31/21	12/31/20	% Change	3/31/20	% Change

Lumwana

Copper production (Mlbs)	51	78	(35)%	64	(20)%

Cost of sales ($/lb)	1.97	1.96	1%	1.94	2%

C1 cash costs ($/lb)[a]	1.48	1.58	(6)%	1.63	(9)%

All-in sustaining costs ($/lb)[a]	2.37	2.60	(9)%	2.26	5%

Zaldívar (50%)

Copper production (Mlbs attributable basis)	24	23	4%	31	(23)%

Copper production (Mlbs 100% basis)	48	46	4%	62	(23)%

Cost of sales ($/lb)	3.03	2.68	13%	2.39	27%

C1 cash costs ($/lb)[a]	2.25	2.01	12%	1.71	32%

All-in sustaining costs ($/lb)[a]	2.47	2.70	(9)%	1.99	24%

Jabal Sayid (50%)

Copper production (Mlbs attributable basis)	18	18	0%	20	(10)%

Copper production (Mlbs 100% basis)	36	36	0%	40	(10)%

Cost of sales ($/lb)	1.21	1.53	(21)%	1.28	(5)%

C1 cash costs ($/lb)[a]	1.06	1.15	(8)%	0.97	9%

All-in sustaining costs ($/lb)[a]	1.22	1.27	(4)%	1.11	10%

Total Attributable to Barrick

Copper production (Mlbs attributable basis)	93	119	(22)%	115	(19)%

Cost of sales ($/lb)[b]	2.11	2.06	2%	1.96	8%

C1 cash costs ($/lb)[a]	1.60	1.61	(1)%	1.55	3%

All-in sustaining costs ($/lb)[a]	2.26	2.42	(7)%	2.04	11%

a.

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the press release to the most directly comparable IFRS measure, please see the endnotes to this press release.

b.	Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

BARRICK FIRST QUARTER 2021	13	PRESS RELEASE

Technical Information

The scientific and technical information contained in this press release has been reviewed and approved by Steven Yopps, MMSA, Manager of Growth Projects, Nevada Gold Mines; Craig Fiddes, SME-RM, Manager – Resource Modeling, Nevada Gold Mines; Chad Yuhasz, P.Geo, Mineral Resource Manager, Latin America & Asia Pacific; Simon Bottoms, CGeol, MGeol, FGS, FAusIMM, Mineral Resources Manager: Africa & Middle East; Rodney Quick, MSc, Pr. Sci.Nat, Mineral Resource Management and Evaluation Executive; John Steele, CIM, Metallurgy, Engineering and Capital Projects Executive; and Rob Krcmarov, FAusIMM, Executive Vice President, Exploration and Growth – each a “Qualified Person” as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

Endnotes

Endnote 1

A Tier One Gold Asset is an asset with a reserve potential to deliver a minimum 10-year life, annual production of at least 500,000 ounces of gold and total cash costs per ounce over the mine life that are in the lower half of the industry cost curve.

Endnote 2

Calculated as cash ($5,672 million) less debt ($5,153 million).

Endnote 3

“Free cash flow” is a non-GAAP financial performance measure that deducts capital expenditures from net cash provided by operating activities. Barrick believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash. Free cash flow is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other companies. Free cash flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Further details on this non-GAAP measure are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Reconciliation of Net Cash Provided by Operating Activities to Free Cash Flow

($ millions)	For the three months ended

	3/31/21	12/31/20	3/31/20

Net cash provided by operating activities	1,302	1,638	889

Capital expenditures	(539)	(546)	(451)

Free cash flow	763	1,092	438

Endnote 4

The declaration and payment of dividends is at the discretion of the Board of Directors, and will depend on the company’s financial results, cash requirements, future prospects and other factors deemed relevant by the Board.

Endnote 5

Forecast yield for 2021 is based on the current quarterly dividend rate ($0.09 per share) and a return of capital distribution per share ($0.42) calculated based on our issued and outstanding shares as of March 31, 2021, which is subject to change.

Endnote 6

“Adjusted net earnings” and “adjusted net earnings per share” are non-GAAP financial performance measures. Adjusted net earnings excludes the following from net earnings: certain impairment charges (reversals) related to intangibles, goodwill, property, plant and equipment, and investments; gains (losses) and other one-time costs relating to acquisitions or dispositions; foreign currency translation gains (losses); significant tax adjustments not related to current period earnings; and the tax effect and non-controlling interest of these items. The Company uses this measure internally to evaluate our underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. Barrick believes that adjusted net earnings is a useful measure of our performance because these adjusting items do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Adjusted net earnings and adjusted net earnings per share are intended to provide additional information only and do not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other companies. They should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Further details on these non-GAAP measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

BARRICK FIRST QUARTER 2021	14	PRESS RELEASE

Reconciliation of Net Earnings to Net Earnings per Share, Adjusted Net Earnings and Adjusted Net Earnings per Share

($ millions, except per share amounts in dollars)	For the three months ended

	3/31/21	12/31/20	3/31/20

Net earnings attributable to equity holders of the Company	538	685	400

Impairment charges (reversals) related to intangibles, goodwill, property, plant and equipment, and investments[a]	(89)	40	(336)

Acquisition/disposition (gains) losses[b]	(3)	(126)	(60)

Loss (gain) on currency translation	4	16	16

Significant tax adjustments[c]	47	(2)	(44)

Other expense adjustments[d]	11	15	98

Tax effect and non-controlling interest[e]	(1)	(12)	211

Adjusted net earnings	507	616	285

Net earnings per share[f]	0.30	0.39	0.22

Adjusted net earnings per share[f]	0.29	0.35	0.16

a.

For the three month period ended March 31, 2021, net impairment reversals primarily relate to non-current asset reversals at Lagunas Norte. Net impairment charges (reversals) for the three month periods ended December 31, 2020 and March 31, 2020 mainly relate to non-current assets at our Tanzanian assets.

b.

Acquisition/disposition gains for the three month period ended December 31, 2020 primarily relate to the gain on the sale of Eskay Creek, Morila and Bullfrog. For the three months ended March 31, 2020, acquisition/disposition gains mainly relate to the gain on the sale of Massawa.

c.

Significant tax adjustments for the three month period ended March 31, 2021 mainly relates to the remeasurement of deferred tax balances for changes in foreign currency rates and the recognition/derecognition of our deferred taxes in various jurisdictions. For the three months ended March 31, 2020, significant tax adjustments primarily relate to deferred tax recoveries as a result of tax reform measures in Argentina and adjustments made in recognition of the net settlement of all outstanding disputes with the Government of Tanzania.

d.

Other expense adjustments for the three month periods ended March 31, 2021 and December 31, 2020 mainly relate to care and maintenance expenses at Porgera. For the three months ended March 31, 2020, other expense adjustments primarily relate to the impact of changes in the discount rate assumptions on our closed mine rehabilitation provision and losses on debt extinguishment.

e.	Tax effect and non-controlling interest for the three month period ended March 31, 2020 primarily relates to the net impairment reversals related to long-lived assets and acquisition gains.
f.	Calculated using weighted average number of shares outstanding under the basic method of earnings per share.

Endnote 7

“Realized price” is a non-GAAP financial measure which excludes from sales: unrealized gains and losses on non-hedge derivative contracts; unrealized mark-to-market gains and losses on provisional pricing from copper and gold sales contracts; sales attributable to ore purchase arrangements; treatment and refining charges; export duties; and cumulative catch-up adjustments to revenue relating to our streaming arrangements. This measure is intended to enable Management to better understand the price realized in each reporting period for gold and copper sales because unrealized mark-to-market values of non-hedge gold and copper derivatives are subject to change each period due to changes in market factors such as market and forward gold and copper prices, so that prices ultimately realized may differ from those recorded. The exclusion of such unrealized mark-to-market gains and losses from the presentation of this performance measure enables investors to understand performance based on the realized proceeds of selling gold and copper production. The realized price measure is intended to provide additional information and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Further details on these non-GAAP measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Reconciliation of Sales to Realized Price per ounce/pound

($ millions, except per ounce/pound information in dollars)	Gold			Copper
	For the three months ended

	3/31/21	12/31/20	3/31/20	3/31/21	12/31/20	3/31/20

Sales	2,641	3,028	2,593	256	195	99

Sales applicable to non-controlling interests	(814)	(934)	(770)	0	0	0

Sales applicable to equity method investments[a,b]	154	168	147	170	135	107

Realized non-hedge gold/copper derivative (losses) gains	0	0	0	0	0	0

Sales applicable to sites in care and maintenance[c]	(41)	(41)	(46)	0	0	0

Treatment and refinement charges	0	1	0	41	39	39

Other[d]	0	(1)	15	0	0	0

Revenues – as adjusted	1,940	2,221	1,939	467	369	245

Ounces/pounds sold (000s ounces/millions pounds)[c]	1,093	1,186	1,220	113	108	110

Realized gold/copper price per ounce/pound[e]	1,777	1,871	1,589	4.12	3.39	2.23

a.

Represents sales of $154 million for the three month period ended March 31, 2021 (December 31, 2020: $168 million and March 31, 2020: $140 million) applicable to our 45% equity method investment in Kibali for gold. Represents sales of $109 million for the three months ended March 31, 2021 (December 31, 2020: $82 million and March 31, 2020: $72 million) applicable to our 50% equity method investment in Zaldívar and $65 million (December 31, 2020: $59 million and March 31, 2020: $40 million) applicable to our 50% equity method investment in Jabal Sayid for copper.

b.	Sales applicable to equity method investments are net of treatment and refinement charges.
c.

Figures exclude: Pierina, Lagunas Norte, Golden Sunlight, and Morila up until its divestiture in November 2020 from the calculation of realized price per ounce. These assets are producing incidental ounces.

BARRICK FIRST QUARTER 2021	15	PRESS RELEASE

d.	Represents a cumulative catch-up adjustment to revenue relating to our streaming arrangements. Refer to note 2f of the 2020 Annual Financial Statements for more information.
e.	Realized price per ounce/pound may not calculate based on amounts presented in this table due to rounding.

Endnote 8

On an attributable basis.

Endnote 9

Net earnings represents net earnings attributable to the equity holders of the Company.

Endnote 10

These amounts are presented on the same basis as our guidance.

Endnote 11

Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share). Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

Endnote 12

“Total cash costs” per ounce, “All-in sustaining costs” per ounce and “All-in costs” per ounce are non-GAAP financial performance measures. “Total cash costs” per ounce starts with cost of sales related to gold production and removes depreciation, the non-controlling interest of cost of sales, and includes by product credits. “All-in sustaining costs” per ounce start with “Total cash costs” per ounce and add further costs which reflect the expenditures made to maintain current production levels, primarily sustaining capital expenditures, sustaining leases, general & administrative costs, minesite exploration and evaluation costs, and reclamation cost accretion and amortization. “All-in costs” per ounce starts with “All-in sustaining costs” per ounce and adds additional costs that reflect the varying costs of producing gold over the life-cycle of a mine, including: project capital expenditures and other non-sustaining costs. Barrick believes that the use of “Total cash costs” per ounce, “All-in sustaining costs” per ounce and “All-in costs” per ounce will assist investors, analysts and other stakeholders in understanding the costs associated with producing gold, understanding the economics of gold mining, assessing our operating performance and also our ability to generate free cash flow from current operations and to generate free cash flow on an overall Company basis. “Total cash costs” per ounce, “All-in sustaining costs” per ounce and “All-in costs” per ounce are intended to provide additional information only and do not have any standardized meaning under IFRS. Although a standardized definition of all-in sustaining costs was published in 2013 by the World Gold Council (a market development organization for the gold industry comprised of and funded by gold mining companies from around the world, including Barrick), it is not a regulatory organization, and other companies may calculate this measure differently. These measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. Further details on these non-GAAP measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

BARRICK FIRST QUARTER 2021	16	PRESS RELEASE

Reconciliation of Gold Cost of Sales to Total cash costs, All-in sustaining costs and All-in costs, including on a per ounce basis

($ millions, except per ounce information in dollars)		For the three months ended

	Footnote	3/31/21	12/31/20	3/31/20

Cost of sales applicable to gold production		1,571	1,681	1,643

Depreciation		(454)	(495)	(474)

Cash cost of sales applicable to equity method investments		59	69	52

By-product credits		(59)	(56)	(29)

Realized (gains) losses on hedge and non-hedge derivatives	a	0	(1)	0

Non-recurring items	b	0	1	0

Other	c	(33)	(55)	(27)

Non-controlling interests	d	(302)	(323)	(316)

Total cash costs		782	821	849

General & administrative costs		38	24	40

Minesite exploration and evaluation costs	e	16	22	15

Minesite sustaining capital expenditures	f	405	354	370

Sustaining leases		13	12	0

Rehabilitation - accretion and amortization (operating sites)	g	11	11	14

Non-controlling interest, copper operations and other	h	(154)	(142)	(125)

All-in sustaining costs		1,111	1,102	1,163

Project exploration and evaluation and project costs	e	45	52	56

Community relations costs not related to current operations		0	0	1

Project capital expenditures	f	131	184	76

Non-sustaining leases		0	4	0

Rehabilitation - accretion and amortization (non-operating sites)	g	3	4	2

Non-controlling interest and copper operations and other	h	(42)	(61)	(33)

All-in costs		1,248	1,285	1,265

Ounces sold - equity basis (000s ounces)	i	1,093	1,186	1,220

Cost of sales per ounce	j,k	1,073	1,065	1,020

Total cash costs per ounce	k	716	692	692

Total cash costs per ounce (on a co-product basis)	k,l	746	718	705

All-in sustaining costs per ounce	k	1,018	929	954

All-in sustaining costs per ounce (on a co-product basis)	k,l	1,048	955	967

All-in costs per ounce	k	1,144	1,083	1,035

All-in costs per ounce (on a co-product basis)	k,l	1,174	1,109	1,048

a.	Realized (gains) losses on hedge and non-hedge derivatives

Includes realized hedge losses of $nil for the three month period ended March 31, 2021 (December 31, 2020: $nil and March 31, 2020: $nil), and realized non-hedge losses of $nil for the three month period ended March 31, 2021 (December 31, 2020: gains of $1 million and March 31, 2020: $nil). Refer to Note 5 to the Financial Statements for further information.

b.	Non-recurring items

These costs are not indicative of our cost of production and have been excluded from the calculation of total cash costs.

c.	Other

Other adjustments for the three month period ended March 31, 2021 include the removal of total cash costs and by-product credits associated with Pierina, Lagunas Norte, Golden Sunlight and Morila up until its divestiture in November 2020, which all are producing incidental ounces, of $24 million (December 31, 2020: $26 million; March 31, 2020: $25 million).

d.	Non-controlling interests

Non-controlling interests include non-controlling interests related to gold production of $462 million for the three month period ended March 31, 2021 (December 31, 2020: $490 million and March 31, 2020: $466 million). Non-controlling interests include Nevada Gold Mines, Pueblo Viejo, Loulo-Gounkoto, Tongon, North Mara, Bulyanhulu, Buzwagi. Refer to Note 5 to the Financial Statements for further information.

e.	Exploration and evaluation costs

Exploration, evaluation and project expenses are presented as minesite sustaining if it supports current mine operations and project if it relates to future projects. Refer to page 68 of the Q1 2021 MD&A.

f.	Capital expenditures

Capital expenditures are related to our gold sites only and are split between minesite sustaining and project capital expenditures. Project capital expenditures are distinct projects designed to increase the net present value of the mine and are not related to current production. Significant projects in the current year are the expansion project at Pueblo Viejo and construction of the Third Shaft at Turquoise Ridge. Refer to page 67 of the Q1 2021 MD&A.

g.	Rehabilitation—accretion and amortization

Includes depreciation on the assets related to rehabilitation provisions of our gold operations and accretion on the rehabilitation provision of our gold operations, split between operating and non-operating sites.

h.	Non-controlling interest and copper operations

BARRICK FIRST QUARTER 2021	17	PRESS RELEASE

Removes general & administrative costs related to non-controlling interests and copper based on a percentage allocation of revenue. Also removes exploration, evaluation and project expenses, rehabilitation costs and capital expenditures incurred by our copper sites and the non-controlling interest of Nevada Gold Mines (including South Arturo), Pueblo Viejo, Loulo-Gounkoto, Tongon, North Mara, Bulyanhulu, and Buzwagi operating segments. It also includes capital expenditures applicable to our equity method investment in Kibali. Figures remove the impact of Pierina, Lagunas Norte and Golden Sunlight. The impact is summarized as the following:

($ millions)	For the three months ended

Non-controlling interest, copper operations and other	3/31/21	12/31/20	3/31/20

General & administrative costs	(6)	(5)	(6)

Minesite exploration and evaluation expenses	(7)	(9)	(3)

Rehabilitation - accretion and amortization (operating sites)	(3)	(3)	(4)

Minesite sustaining capital expenditures	(138)	(125)	(112)

All-in sustaining costs total	(154)	(142)	(125)

Project exploration and evaluation and project costs	(1)	(6)	(19)

Project capital expenditures	(41)	(55)	(14)

All-in costs total	(42)	(61)	(33)

i.	Ounces sold - equity basis

Figures remove the impact of: Pierina, Lagunas Norte, Golden Sunlight, and Morila up until its divestiture in November 2020, which are producing incidental ounces.

j.	Cost of sales per ounce

Figures remove the cost of sales impact of: Pierina of $5 million for the three month period ended March 31, 2021 (December 31, 2020: $4 million and March 31, 2020: $6 million); Golden Sunlight of $nil for the three month period ended March 31, 2021 (December 31, 2020: $nil and March 31, 2020: $nil); up until its divestiture in November of 2020, Morila, of $nil for the three month period ended March 31, 2021 (December 31, 2020: $2 million and March 31, 2020: $6 million); and Lagunas Norte of $23 million for the three month period ended March 31, 2021 (December 31, 2020: $26 million and March 31, 2020: $21 million), which are producing incidental ounces. Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share).

k.	Per ounce figures

Cost of sales per ounce, total cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce may not calculate based on amounts presented in this table due to rounding.

l.	Co-product costs per ounce

Total cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce presented on a co-product basis removes the impact of by-product credits of our gold production (net of non-controlling interest) calculated as:

($ millions)	For the three months ended

	3/31/21	12/31/20	3/31/20

By-product credits	59	56	29

Non-controlling interest	(26)	(27)	(15)

By-product credits (net of non-controlling interest)	33	29	14

Endnote 13

Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

Endnote 14

“C1 cash costs” per pound and “All-in sustaining costs” per pound are non-GAAP financial performance measures. “C1 cash costs” per pound is based on cost of sales but excludes the impact of depreciation and royalties and production taxes and includes treatment and refinement charges. “All-in sustaining costs” per pound begins with “C1 cash costs” per pound and adds further costs which reflect the additional costs of operating a mine, primarily sustaining capital expenditures, general & administrative costs and royalties and production taxes. Barrick believes that the use of “C1 cash costs” per pound and “all-in sustaining costs” per pound will assist investors, analysts, and other stakeholders in understanding the costs associated with producing copper, understanding the economics of copper mining, assessing our operating performance, and also our ability to generate free cash flow from current operations and to generate free cash flow on an overall Company basis. “C1 cash costs” per pound and “All-in sustaining costs” per pound are intended to provide additional information only, do not have any standardized meaning under IFRS, and may not be comparable to similar measures of performance presented by other companies. These measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Further details on these non-GAAP measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

BARRICK FIRST QUARTER 2021	18	PRESS RELEASE

Reconciliation of Copper Cost of Sales to C1 cash costs and All-in sustaining costs, including on a per pound basis

($ millions, except per pound information in dollars)	For the three months ended
	3/31/21	12/31/20	3/31/20

Cost of sales	136	125	124

Depreciation/amortization	(48)	(41)	(43)

Treatment and refinement charges	41	39	39

Cash cost of sales applicable to equity method investments	79	72	66

Less: royalties and production taxes[a]	(23)	(16)	(11)

By-product credits	(4)	(5)	(3)

Other	0	0	0

C1 cash costs	181	174	172

General & administrative costs	4	5	3

Rehabilitation - accretion and amortization	1	1	3

Royalties and production taxes[a]	23	16	11

Minesite exploration and evaluation costs	2	1	1

Minesite sustaining capital expenditures	42	65	32

Sustaining leases	2	2	3

All-in sustaining costs	255	264	225

Pounds sold - consolidated basis (millions pounds)	113	108	110

Cost of sales per pound[b,c]	2.11	2.06	1.96

C1 cash cost per pound[b]	1.60	1.61	1.55

All-in sustaining costs per pound[b]	2.26	2.42	2.04

a.	For the three month period ended March 31, 2021, royalties and production taxes include royalties of $23 million (December 31, 2020: $16 million and March 31, 2020: $11 million).
b.	Cost of sales per pound, C1 cash costs per pound and all-in sustaining costs per pound may not calculate based on amounts presented in this table due to rounding.
c.	Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

Endnote 15

Return of capital distribution per share amounts are based on issued and outstanding Barrick shares as of March 31, 2021 and are subject to change.

Endnote 16

Source: Mining Intelligence and Company Reports. Based on 2020 production.

Endnote 17

On a 100% basis.

Endnote 18

Included within our 61.5% interest in Carlin is NGM’s 60% interest in South Arturo.

Endnote 19

Includes Goldrush.

Endnote 20

Porgera was placed on temporary care and maintenance in April 2020 and remains excluded from our 2021 guidance. On April 9, 2021, the Government of Papua New Guinea and BNL, the operator of the Porgera joint venture, signed a binding Framework Agreement in which they agreed on a partnership for Porgera’s future ownership and operation. We expect to update our guidance to include Porgera following both the execution of definitive agreements to implement the Framework Agreement and the finalization of a timeline for the resumption of full mine operations.

Endnote 21

Total cash costs and all-in sustaining costs per ounce include the impact of hedges and/or costs allocated to non-operating sites.

Endnote 22

Operating division guidance ranges reflect expectations at each individual operating division, and may not add up to the company-wide guidance range total. Guidance ranges exclude Pierina, Lagunas Norte, and Golden Sunlight, which are producing incidental ounces while in closure or care and maintenance.

BARRICK FIRST QUARTER 2021	19	PRESS RELEASE

Endnote 23

Includes corporate administration costs.

Endnote 24

Reflects the impact of the full year.

Endnote 25

EBITDA is a non-GAAP financial measure, which excludes the following from net earnings: income tax expense; finance costs; finance income; and depreciation. Management believes that EBITDA is a valuable indicator of our ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures. Management uses EBITDA for this purpose. Adjusted EBITDA removes the effect of impairment charges; acquisition/disposition gains/losses; foreign currency translation gains/losses; other expense adjustments; and the impact of the income tax expense, finance costs, finance income and depreciation incurred in our equity method accounted investments. We believe these items provide a greater level of consistency with the adjusting items included in our Adjusted Net Earnings reconciliation, with the exception that these amounts are adjusted to remove any impact on finance costs/income, income tax expense and/or depreciation as they do not affect EBITDA. We believe this additional information will assist analysts, investors and other stakeholders of Barrick in better understanding our ability to generate liquidity from our full business, including equity method investments, by excluding these amounts from the calculation as they are not indicative of the performance of our core mining business and not necessarily reflective of the underlying operating results for the periods presented. EBITDA and adjusted EBITDA are intended to provide additional information only and do not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other companies. They should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Further details on these non-GAAP measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Reconciliation of Net Earnings to EBITDA and Adjusted EBITDA

($ millions)	For the three months ended
	3/31/21	12/31/20	3/31/20

Net earnings	830	1,058	663

Income tax expense	374	404	386

Finance costs, net[a]	77	72	88

Depreciation	507	544	524

EBITDA	1,788	2,078	1,661

Impairment charges (reversals) of long-lived assets[b]	(89)	40	(336)

Acquisition/disposition (gains) losses[c]	(3)	(126)	(60)

Loss on currency translation	4	16	16

Other expense (income) adjustments[d]	11	15	98

Income tax expense, net finance costs, and depreciation from equity investees	89	83	87

Adjusted EBITDA	1,800	2,106	1,466

a.	Finance costs exclude accretion.
b.

For the three month period ended March 31, 2021, net impairment reversals primarily relate to non-current asset reversals at Lagunas Norte. Net impairment charges (reversals) for the three month periods ended December 31, 2020 and March 31, 2020 mainly relate to non-current assets at our Tanzanian assets.

c.

Acquisition/disposition gains for the three month period ended December 31, 2020 primarily relate to the gain on the sale of Eskay Creek, Morila and Bullfrog. For the three months ended March 31, 2020, acquisition/disposition gains mainly relate to the gain on the sale of Massawa.

d.

Other expense adjustments for the three month periods ended March 31, 2021 and December 31, 2020 mainly relate to care and maintenance expenses at Porgera. For the three months ended March 31, 2020, other expense adjustments primarily relate to the impact of changes in the discount rate assumptions on our closed mine rehabilitation provision and losses on debt extinguishment.

BARRICK FIRST QUARTER 2021	20	PRESS RELEASE

Corporate Office

Barrick Gold Corporation

161 Bay Street, Suite 3700

Toronto, Ontario M5J 2S1

Canada

Telephone: +1 416 861-9911

Email: investor@barrick.com

Website: www.barrick.com

Shares Listed

GOLD     The New York Stock Exchange

ABX        The Toronto Stock Exchange

Transfer Agents and Registrars

AST Trust Company (Canada)

P.O. Box 700, Postal Station B

Montreal, Quebec H3B 3K3

or

American Stock Transfer & Trust Company, LLC

6201 – 15 Avenue

Brooklyn, New York 11219

Telephone: 1-800-387-0825

Fax: 1-888-249-6189

Email: inquiries@astfinancial.com

Website: www.astfinancial.com

Enquiries

President and Chief Executive Officer

Mark Bristow

+1 647 205 7694

+44 788 071 1386

Senior Executive Vice-President and Chief Financial Officer

Graham Shuttleworth

+1 647 262 2095

+44 779 771 1338

Investor and Media Relations

Kathy du Plessis

+44 20 7557 7738

Email: barrick@dpapr.com

Cautionary Statement on Forward-Looking Information

Certain information contained or incorporated by reference in this MD&A, including any information as to our strategy, projects, plans or future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “deliver”, “plan”, “objective”, “expected”, “potential”, “strategy”, “will”, “continues”, “ongoing” and similar expressions identify forward-looking statements. In particular, this press release contains forward-looking statements including, without limitation, with respect to: Barrick’s forward-looking production guidance and estimates of future costs; mine life and production rates; Barrick’s response to the government of Papua New Guinea’s decision not to extend Porgera’s Special Mining Lease; the terms of a new partnership for Porgera’s future ownership and operation under the Framework Agreement between Papua New Guinea and BNL, and the timeline for execution of definitive agreements and formation of a new joint venture to implement the Framework Agreement and recommence operations at Porgera; the duration of the temporary suspension of operations at Porgera; potential mineralization; potential exploration targets and mineral resource potential, including reserve replenishment; the new joint venture with the Government of Tanzania and the potential for Barrick’s North Mara and Bulyanhulu mines to become a Tier One complex; the timing and amount of Barrick’s return of capital distributions; future dividend and yield levels; Barrick’s engagement with local communities to manage the Covid-19 pandemic; Barrick’s strategy, plans, targets and goals in respect of environmental and social governance issues, including climate change, greenhouse gas emissions reduction targets, tailings storage facility management and conservation efforts; future investments in community projects and contributions to local economies; Barrick’s human capital management strategy; the development of the third underground mine at Gounkoto and the timeline for first production; and expectations regarding future price assumptions, financial performance and other outlook or guidance.

Forward-looking statements are necessarily based upon a number of estimates and assumptions including material estimates and assumptions related to the factors set forth below that, while considered reasonable by the Company as at the date of this press release in light of management’s experience and perception of current conditions and expected developments, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements and information. Such factors include, but are not limited to: fluctuations in the spot and forward price of gold, copper or certain other commodities (such as silver, diesel fuel, natural gas and electricity); the speculative nature of mineral exploration and development; changes in mineral production performance, exploitation and exploration successes; risks associated with projects in the early stages of evaluation and for which additional engineering and other analysis is required; the benefits expected from recent transactions being realized; diminishing quantities or grades of reserves; increased costs, delays, suspensions and technical challenges associated with the construction of capital projects; operating or technical difficulties in connection with mining or development activities, including geotechnical challenges and disruptions in the maintenance or provision of required infrastructure and information technology systems; failure to comply with environmental and health and safety laws and regulations; non-renewal of key licenses by governmental authorities, including non-renewal of Porgera’s Special Mining Lease; timing of receipt of, or failure to comply with, necessary permits and approvals; uncertainty whether some or all of Barrick’s targeted investments and projects will meet the Company’s capital allocation objectives and internal hurdle rate; the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; adverse changes in our credit ratings; the impact of inflation; fluctuations in the currency markets; changes in U.S. dollar interest rates; risks arising from holding derivative instruments; changes in national and local government legislation, taxation, controls or regulations and/or changes in the administration of laws, policies and practices, expropriation or nationalization of property and political or economic developments in Canada, the United States and other jurisdictions in which the Company or its affiliates do or may carry on business in the future; lack of certainty with respect to foreign legal systems, corruption and other factors that are inconsistent with the rule of law; risks associated with illegal and artisanal mining; risks associated with new diseases, epidemics and pandemics, including the effects and potential effects of the global Covid-19 pandemic; disruption of supply routes which may cause delays in construction and mining activities; damage to the Company’s reputation due to the actual or perceived occurrence of any number of events, including negative publicity with respect to the Company’s handling of environmental matters or dealings with community groups, whether true or not; the possibility that future exploration results will not be consistent with the Company’s expectations; risks that exploration data may be incomplete and considerable additional work may be required to complete further evaluation, including but not limited to drilling, engineering and socioeconomic studies and investment; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; litigation and legal and administrative proceedings; contests over title to properties, particularly title to undeveloped properties, or over access to water, power and other required infrastructure; business opportunities that may be presented to, or pursued by, the Company; our ability to successfully integrate acquisitions or complete divestitures, including our ability to successfully reintegrate the operations of the former Acacia; risks associated with working with partners in jointly controlled assets; employee relations including loss of key employees; increased costs and physical risks, including extreme weather events and resource shortages, related to climate change; and availability and increased costs associated with mining inputs and labor. Barrick also cautions that its 2021 guidance may be impacted by the unprecedented business and social disruption caused by the spread of Covid-19. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion, copper cathode or gold or copper concentrate losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks).

Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this press release are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a more detailed discussion of some of the factors underlying forward-looking statements and the risks that may affect Barrick’s ability to achieve the expectations set forth in the forward-looking statements contained in this press release. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.